

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Kenneth Wong
Chief Executive Officer
Keen Vision Acquisition Corp.
37 Greenbriar Drive
Summit, NJ 07901

> **Re: Keen Vision Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 24, 2023**
> **File No. 333-269659**

Dear Kenneth Wong:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. We refer to your counsel's opinion in Exhibit 5.1, and note that the legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 3(e) through (i). It is also not appropriate for counsel to assume that the registration statement has been authorized by "all relevant parties" (other than you), as for example, the directors sign the registration statement. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. We also note that counsel's opinion references shares underlying the warrants, but such shares are not part of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence Venick, Esq.